

July 25, 2022

Willie Chiang
Chairman and Chief Executive Officer
Plains GP Holding, L.P.
333 Clay Street
Suite 1600
Houston, TX 77002

> **Re: Plains GP Holdings, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated July 6, 2022**
> **File No. 001-36132**

Dear Mr. Chiang:

We have reviewed your July 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2022 letter.

Response dated July 6, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

1. We note your response to prior comment 2 and reissue it in part. Please tell us about and quantify future capital expenditures for climate-related projects, including amounts you have budgeted or expect to incur.

2. Your response to prior comment 3 stating that, to date, "you believe variations in the volumes in overall hydrocarbon products [you] handle have been primarily driven by underlying supply and demand factors and the level of drilling activity in the areas where [you] operate, rather than as a result of direct or indirect consequences of climate-related

Willie Chiang
Plains GP Holding, L.P.
July 25, 2022
Page 2

regulation or business trends" appears inconsistent with your disclosure on page 67 of your Form 10-K that your and your customers' operations are subject to a "number of risks arising out of the threat of climate change, energy conservation measures, or initiatives that stimulate demand for alternative forms of energy that could result in ... a reduced demand for the crude oil and natural gas" and that "[t]he potential impact of changing demand for crude oil and natural gas services and products may have a material adverse effect on PAA's business, financial condition, results of operations and cash flows." As requested in our prior comment, please revise to provide expanded disclosure discussing increased competition to develop innovative new services that result in lower emissions as an indirect consequence of climate-related regulation or business trend.

3.   We note your response to our prior comment 4 and reissue it in part. Please tell us about and quantify weather-related damages to your property or operations and weather-related impacts to the cost of insurance coverage after December 31, 2021.

In addition, we note your response states that you are not aware of any material indirect weather-related impacts on major customers or suppliers for the periods covered in your Form 10-K. However, you disclose on page 55 of your Form 10-K that the location of some of your customers' assets in the U.S. Gulf Coast region makes them particularly vulnerable to hurricane or tropical storm risk. Please provide expanded disclosure that more thoroughly addresses the potential for indirect weather-related impacts that have affected or may affect your customers or suppliers.

4.   We note your response to prior comment 6 and reissue it in part. Please quantify amounts you expect to incur for the purchase or sale of carbon credits or offsets for any future periods.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation